TSINGTAO
青島啤酒

RECEIVED
2006 SEP 15 A 8:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

September 11, 2006

The Office of International Corporate [redacted]
The Securities and Exchange Commiss
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

06016851

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

Very truly yours,

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

September 11, 2006

A. SHARE REFORM ANNOUNCEMENT.

TSINGTAO BREWERY COMAPANY LIMITED

File No.: 82 - 4021

Document A

TSINGTAO
青島啤酒

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

SHARE REFORM ANNOUNCEMENT

On behalf of the holders of the non-circulating shares, the Company announces a Share Reform Proposal offered by the holders of non-circulating shares to the holders of Circulating A Shares in exchange for their consent to the conversion of the Company's non-circulating shares to Circulating A Shares. The holders of non-circulating shares propose to offer 1.5 Circulating A Shares to each holder of Circulating A Shares for every 10 Circulating A Shares they held on the shareholding record date of the implementation of the Share Reform Proposal. The holders of noncirculating shares have no plan to propose similar arrangement to the holders of H shares of the Company.

Prior to the implementation of the Share Reform Proposal, SASACQ has arranged Conson (a wholly owned subsidiary of SASACQ) and Shandong International Trust (an independent third party trustee appointed by Conson) to jointly acquire a total of 29,250,000 shares of the Company registered under the name of China Orient and transferred to Shandong ZYX Investment Co., Ltd. (a wholly owned subsidiary of China Orient), accounting for 2.24% of the total share capital of the Company, of which, 2% was acquired by Conson and the remaining 0.24% was acquired by Shandong International Trust by way of trust. The related sale and purchase agreements and the trust agreement have been signed, and the acquisition and disposal of these shares are pending approval by the Ministry of Finance.

Upon completion of the abovementioned share transfer, China Orient will no longer hold any shares of the Company, whereas Conson and the independent third party trustee, Shandong International Trust, will hold 2% and 0.24% of the Company's shares respectively. Conson is a wholly owned subsidiary of SASACQ and is a party acting in concert. Therefore, the actual aggregate shareholding in the Company of the controlling shareholder, SASACQ, will increase from 30.56% to 32.56%. The Securities and Futures Commission of Hong Kong has granted a waiver to SASACQ from making a mandatory offer as a result of the share transfer, such share transfer is still subject to the China Securities Regulatory Commission waiving the obligation of SASACQ making an offer.

The abovementioned share transfer is a prerequisite to the share reform. In the case that the aforesaid share transfer could not obtain the approval from the Ministry of Finance before the internet voting of the Related Shareholders' Meeting, the Company will apply for the adjournment or cancellation of the Related Shareholders' Meeting as required.

This announcement is made further to the announcement of the Company dated 30 August 2006 and is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors (the "Board") of Tsingtao Brewery Company Limited (the "Company") announces that, as authorized and commissioned by the holders of non-circulating shares of the Company, a notice was issued by the Board to the holders of the Company's domestic shares circulated on the Shanghai Stock Exchange (the "Circulating A Shares") convening a shareholders' meeting in relation to the share reform on the market of A Shares to be held on 16 October 2006 (the "Related Shareholders' Meeting") for the purpose of seeking the approval of the holders of Circulating A Shares on the proposal for converting the non-circulating shares held by the holders of non-circulating shares to Circulating A Shares (the "Share Reform Proposal"). The holders of the non-circulating shares have no plan to propose similar arrangement to

the holders of H shares of the Company.

The following is a summary of the Share Reform Proposal. Details of the Share Reform Proposal and other relevant documents required under the rules of the Shanghai Stock Exchange are posted on the website of the Shanghai Stock Exchange at www.sse.com.cn.

I. IMPORTANT NOTES

1. Some of the non-circulating shares of the Company comprise of State-owned shares. The Share Reform Proposal relating to the disposal of such shares is subject to the approval by the relevant State-owned assets supervision and administration authorities.

2. Prior to the announcement of the Share Reform Proposal, State-owned Asset Supervision and Administration Commission of the Peoples's Government of Qingdao ("SASACQ") has arranged Qingdao Conson Industrial Corp. ("Conson", a wholly owned subsidiary of SASACQ) and Shandong International Trust & Investment Co., Ltd. ("Shandong International Trust", an independent third party trustee appointed by Conson) to jointly acquire a total of 29,250,000 shares of the Company registered under the name of China Orient Asset Management Corporation ("China Orient") and transferred to Shandong ZYX Investment Co., Ltd. (a wholly owned subsidiary of China Orient), accounting for 2.24% of the total share capital of the Company, of which, 2% was acquired by Conson and the remaining 0.24% was acquired by Shandong International Trust by way of trust. The related sale and purchase agreements and the trust agreement have been signed, and the acquisition and disposal of these shares are pending approval by the Ministry of Finance.

   Upon completion of the abovementioned share transfer, China Orient will no longer hold any shares of the Company, whereas Conson and the independent third party trustee, Shandong International Trust, will hold 2% and 0.24% of the Company's shares respectively. Conson is a wholly owned subsidiary of SASACQ and is a party acting in concert. Therefore, the actual aggregate shareholding in the Company of the controlling shareholder, SASACQ, will increase from 30.56% to 32.56%. The Securities and Futures Commission of Hong Kong has granted a waiver to SASACQ from making a mandatory offer as a result of the share transfer, such share transfer is still subject to the China Securities Regulatory Commission waiving the obligation of SASACQ making an offer.

   The abovementioned share transfer is a prerequisite to the share reform. In the case that the aforesaid share transfer could not obtain the approval from the Ministry of Finance before the internet voting of the Related Shareholders' Meeting, the Company will apply for the adjournment or cancellation of the Related Shareholders' Meeting as required.

3. As the Share Reform Proposal aims at resolving the issues regarding the balance of interest among the Company's shareholders in the A Shares market, the Share Reform Proposal will be determined by the Company's shareholders in the A Shares market accordingly.

4. The Company has been granted the Certificate of Approval for Establishment of Enterprises with foreign Investment. The Share Reform Proposal is required to be approved or consented by the Ministry of Commerce prior to its implementation since it involves approval issues relating to administration of foreign investment.

5. The Share Reform Proposal is subject to the approval of holders of non-circulating shares and holders of Circulating A Shares who participate in the voting at the Related Shareholders' Meeting holding at least two-thirds of the total voting rights and the approval of the holders of Circulating A Shares who participate in the voting at the Related Shareholders' Meeting holding at least two-thirds or more of the total voting rights. Approval of the Share Reform Proposal may not be granted at the Related Shareholders' Meeting.

6. As at the date of signing the Explanatory Note of the Company's Share Reform Proposal, the shares of the Company held by the fourth largest shareholder of noncirculating shares, Qingdao Huaqing Financial Service Co., Ltd. ("Huaqing"), have been locked up judicially. In the case that the shares held by Huaqing were not unlocked prior to the implementation of the Share Reform Proposal, the consideration payable by Huaqing shall be paid by SASACQ on behalf of Huaqing, Huaqing has undertaken to repay SASACQ with shares of equal amount or in cash at a price of RMB11.3 per share within 5 working days after the restrictions of transfer of the shares were removed. The holders of

Circulating A Shares are reminded that, apart from Huaqing, there was no dispute, pledge or lock-up in respect of the shareholdings of other holders of non-circulating shares.

7. All the costs and expenses arising from the share reform will be borne by the holders of non-circuiating shares of the Company.

8. In the case that holders of A Shares of the Company being unable to attend the Related Shareholders' Meeting and vote at the meeting, the effective resolution of the Related Shareholders' Meeting shall apply to all holders of A Shares, and will not be waived just because a particular shareholder is absent from the meeting, abstain from voting or voting against the resolution.

9. The price of securities are subject to uncertainty, fluctuations in the price of A Shares may affect the interest of the holders of the Company's Circulating A Shares.

Any decisions made or opinions given by the China Securities Regulatory Commission and Shanghai Stock Exchange do not represent any judgment or assurance as to the Share Reform Proposal, and the value of the securities of the Company or the return of the investors. Any representations to the contrary shall all be false representations.

II. SHARE REFORM PROPOSAL

1. All holders of the Company's non-circulating shares shall offer 30,000,000 shares to the holders of Circulating A Shares. On the basis of 200,000,000 Circulating A Shares as at the date of publishing the Explanatory Note of the Company's Share Reform Proposal, each holder of Circulating A Shares will receive from the holders of noncirculating shares 1.5 Circulating A Shares for every 10 Circulating A Shares held.

2. There will not be any changes in the Company's assets, liabilities, shareholders' interest, total issued share capital, net profits, etc. as a result of the implementation of the Share Reform Proposal.

3. Upon obtaining the approval of the Share Reform Proposal in the Related Shareholders' Meeting and the consent from the Ministry of Commerce, the Board shall publish the announcement of the implementation of the Share Reform Proposal that on the date of consideration payment, consideration shares will be automatically transferred to the securities account of the holders of Circulating A Shares of the Company whose name appear on the branch register at the Shanghai branch of China Securities Depository and Clearing Corporation Limited upon the close of trading in the afternoon of the shareholding record date of the implementation of the Share Reform Proposal.

Implementation of consideration payment

		Before consideration payment		Number of shares subject to consideration payment	After consideration payment	
	Name of Shareholder subject to consideration payment	Number of shares *(shares)*	Percentage of total share capital *(%)*	Number subject to consideration payment	Number of shares *(shares)*	Percentage of total share capital *(%)*
1	SASACQ	399,820,000	30.56	0	399,820,000	30.56
2	Conson	26,164,384	2.00	25,651,226	513,158	0.04
3	China Construction Bank Qingdao Branch	19,080,000	1.46	1,263,158	17,816,842	1.36
4	Huaqing	5,000,000	0.38	0	5,000,000	0.38
5	Shandong International Trust	3,085,616	0.24	3,085,616	0	0
	Total	453,150,000	34.64	30,000,000	423,150,000	32.34

4. All holders of non-circulating shares shall comply with the relevant laws, rules and regulations and perform the statutory obligations.

III. UNDERTAKINGS BY HOLDERS OF NON-CIRCULATING SHARES

1. Undertakings by holders of non-circulating shares

The non-circulating shares (excluding the shares which have been given out as consideration payment) held by the holders of non-circulating shares will not be listed for trading or transferred within sixty months from the listing date of noncirculating shares. However, the transfer of the original non-circulating shares resulting from the shareholding incentives granted by the management of the Company is not applicable to the undertakings of this clause.

2. Responsibility of undertakings in default

All clauses in the undertakings of the holders of non-circulating shares are legally binding. The undertaker shall strictly perform the undertakings made in the Share Reform Proposal. In the event of default of the undertakings and obligations provided in the undertaking letter, the undertaker shall be responsible for default in accordance with the relevant laws and rules.

3. Representations and warranties of all holders of non-circulating shares of the Company

The holders of non-circulating shares warrant the strict performance of the undertakings made, submit to the supervision and management of the China Securities Regulatory Commission and Shanghai Stock Exchange, and accept the corresponding penalties in accordance with the laws in the event of default.

IV. CHANGES IN SHAREHOLDING OF THE COMPANY

If the implementation of the Share Reform Proposal set out in the Explanatory Note of the Company's Share Reform Proposal is approved, the number and proportion of the shares held by the original holders of non-circulating shares and holders of Circulating A Shares of the Company will be changed. However, the total share capital of the Company will not be changed as a result of the implementation of the Share Reform Proposal.

V. TABLE SHOWING THE CHANGES IN SHAREHOLDING AFTER IMPLEMENTATION OF THE SHARE REFORM PROPOSAL

The share capital structure of the Company before and after the share reform will be as follows:

Before the implementation of the Share Reform Proposal			After the implementation of the Share Reform Proposal		
Type of shares	Number of shares	Percentage of total share capital (%)	Type of shares	Number of shares	Percentage of total share capital (%)
1. Non-circulating shares			1. Circulating A Shares with lock-up		
State-owned shares	399,820,000	30.56	State-owned shares	399,820,000	30.56
Social legal person shares	53,330,000	4.08	Social legal person shares	23,330,000	1.78
Aggregate of non-circulating shares	453,150,000	34.64	Aggregate of circulating shares with lock-up	423,150,000	32.35
2. Listed circulating shares			2. Circulating shares without lock-up		
Circulating A Shares	200,000,000	15.29	Circulating A Shares	230,000,000	17.58
H shares	655,069,178	50.07	H shares	655,069,178	50.07
Aggregate of listed circulating shares	855,069,178	65.36	Aggregate of circulating shares without lock-up	885,069,178	67.56
3. Total number of shares	1,308,219,178	100	3. Total number of shares	1,308,219,178	100

VI. TIMETABLE OF THE RELATED SHAREHOLDERS' MEETING

1. Shareholding record date of the Related Shareholders' Meeting: 28 September 2006
2. Time for convening the Related Shareholders' Meeting: 16 October 2006 at 14:00

3. Time for internet voting for the Related Shareholders' Meeting: 9:30-11:30, 13:00- 15:00 daily from 12 October 2006 to 16 October 2006 (trading days within the period)

VII. SUSPENSION AND RESUMPTION ARRANGEMENTS OF THE CIRCULATING A SHARES OF THE COMPANY OF THE SHARE REFORM

1. The Board will apply for suspension in trading in the Circulating A Shares of the Company with effect from 11 September 2006, and resumption in trading no later than 21 September 2006. During this period, the holders of non-circulating shares and holders of Circulating A Shares can communicate with each other.

2. The Board will announce the negotiation between the holders of non-circulating shares and the holders of Circulating A Shares, and the finalized share reform proposal on or before 20 September 2006 (the date inclusive). The Board will also apply for resumption of trading in the Circulating A Shares of the Company on the trading day following the date of announcement.

3. Should the Board fail to announce the finalized share reform proposal on or before 20 September 2006 (the date inclusive), the Company will publish an announcement on the cancellation of the relevant shareholders' meeting and apply for resumption of trading in the Circulating A Shares of the Company on the trading day following the date of announcement.

4. The Board will apply for suspension of trading in the Circulating A Shares of the Company from the trading day following the shareholding record date of the Related Shareholders' Meeting to the date of the end of the required procedure for the share reform.

This announcement is made further to the announcement of the Company dated 30 August 2006 and is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board

LI GUIRONG

Chairman

Qingdao, the PRC, 8 September 2006

Directors of the Company as of the date hereof:

Executive Directors:	*Mr. LI Guirong (Chairman), Mr. JIN Zhiguo (Vice Chairman), Mr. SUN Mingbo, Mr. LIU Yingdi and Mr. SUN Yuguo;*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM;*
Independent Directors:	*Mr. CHU Zhengang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*